New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax richard.truesdell@davispolk.com

CONFIDENTIAL

March 16, 2021

Re:	Privia Health Group, Inc. Draft Registration Statement on Form S-1 Submitted February 16, 2021 CIK No. 0001759655

Courtney Lindsay

Chris Edwards

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Lindsay and Mr. Edwards:

On behalf of our client, Privia Health Group, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated March 1, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting the Amendment No. 2 to the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Prospectus Summary, page 1

1.	We note your response to our prior comment 4 and reissue it in part. Please disclose the revenue and net income (loss) generated by your owned subsidiaries and the same for your non-owned affiliates.

Response: In response to the Staff’s request, the Company has updated its disclosure on pages 3, 4, 5, 86, 113, F-7 and F-8, to clarify the breakdown of its revenue from Owned Medical Groups, Owned Management Service Organizations (MSOs) and Owned Accountable Care Organizations (ACOs). The Company respectfully advises the Staff that all revenue and net income (loss) generated by the Company is from its owned entities. Conversely, because the Company does not own, have risk of loss or consolidate the non-owned affiliates, including either the Non-Owned Medical Groups or the Affiliated Practices, the Company does not have revenue or income (loss) information for those businesses.

Prospectus Summary, page 1

2.

We note your response to our prior comment 7 and reissue it in part. Please include in your Prospectus Summary an overview of the competitive landscape. Expand your Risk Factors summary as necessary to include this information.

Response: In response to the Staff’s comment requesting the inclusion of an overview of the competitive landscape in the Prospectus Summary and for the Company to make corresponding updates to its Risk Factors, the Company has updated its disclosure on pages 15 and 34, respectively.

Technology and Population Health, page 7

3.	We note your response to our prior comment 8 and reissue it. Please modify your graphic here to ensure that all text is legible. Please make such adjustments throughout your filing as necessary.

Response: In response to the Staff’s comment relating to the Company’s graphics, the Company has updated its disclosure on pages 8 and 121 of the Amended DRS.

Case Studies, page 123

4.	We note your response to our prior comment 18. Please revise your disclosure to include the substance of your response.

Response: In response to the Staff’s comment, the Company has updated its disclosure on page 133 of the Amended DRS to include additional language clarifying that the case studies are both illustrative of the Company’s strategy in the geographies in which it operates and representative of the Company’s operating model and financial results.

Note 1. Organization and Summary of Significant Accounting Policies Revenue Recognition, page F-13

5.

We note your revised disclosures for the principal or agent consideration with respect to FFS-patient care revenue. Please explain to us, and revise if necessary, how you have considered the risk of loss in your analysis, including the following:

•

How you structure your compensation arrangements with physicians associated with your owned medical groups, who are also the minority owners of these medical groups. In that regard, we note the disclosure that you set reimbursement rates and physician and practice expense consists primarily of physician guarantee payments and costs to run the practices that provide medical services and this expense is typically a percentage of revenue or fixed cost based on a range of revenue.

•	Who bears the risk of loss related to payments from governmental, commercial or patient payers.

•	Who is responsible for any losses at the physician practices.

Response:

In response to the Staff’s comment relating to the structure of compensation arrangements with physicians, the Company has updated its disclosure on pages 95, 106, 107, F-13, F-14, F-15 and F-18. The Company respectfully submits that, as it relates to its Owned Medical Groups, its physicians receive payments for services provided at a contractual rate set and agreed to by the Medical Group’s Board of Directors. The guarantee payment naming convention included in the previous submission was leveraging the naming convention used by the IRS for tax reporting purposes for these payments. In addition to physician expenses, the Owned Medical Groups also have other administrative expenses related to revenue management, network expansion costs, and other operational costs to run the Medical Group, among others, which are recorded outside of Physician and Practice expense on the Company’s consolidated statement of operations.

In response to the Staff’s comment relating to the allocation of risk related to payments from governmental, commercial or patient payers, the Company respectfully submits that the Company bears the risk of loss with payers.

In response to the Staff’s comment relating to the party responsible for losses at physician practices, the Company respectfully submits that the Company does not bear risk for Affiliated Practices as those entities are not owned by the Company and merely provide support services to the Company under Support Services Agreements. The physician owners of each practice bear the risk of loss at the Affiliated Practices.

Please do not hesitate to contact me at (212) 450-4674, (917) 921-8872 or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:	Via E-mail
Shawn Morris, Chief Executive Officer Thomas Bartrum, General Counsel
Privia Health Group, Inc.

4